

March 5, 2012

Via E-mail
J. Ryan VanWinkle
Chief Financial Officer
Ferrellgas Partners, L.P.
7500 College Boulevard, Suite 1000
Overland Park, KS 66210

>   **Re: Ferrellgas Partners, L.P.**
>   **Ferrellgas Partners Finance Corp.**
>   **Ferrellgas, L.P.**
>   **Ferrellgas Finance Corp.**
>   **Form 10-K for Fiscal Year Ended July 31, 2011**
>   **Filed September 26, 2011**
>   **Response dated February 22, 2012**
>   **File Nos. 001-11331, 000-50183, 000-50182, 333-06693-02**

Dear Mr. VanWinkle:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 11. Executive Compensation, page 72

Compensation Discussion and Analysis, page 72

Base Salary, page 73

1. We note your response to comment 9. We believe that your use of the Mercer market data, including both the 16 peer group companies and the broader industry sample, constitutes benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K because you used ranges from the data "in determining the base salaries for [your named executive officers]." For guidance, please see Question 118.05 in our Compliance and

Disclosure Interpretations (Regulation S-K). Accordingly, please disclose the high and low end of the ranges derived from the Mercer market data. Please also disclose the names of the companies in the Energy, Materials, Industrials and Utility industries that were used to create the data.

Non-Equity Incentive Plan, page 74

2. We note your response to comment 11. In addition to disclosing Mr. Wambold's authority to withhold a named executive officer's incentive payout, please also disclose Mr. Wambold's exercise of such authority.

Stock-based and Unit Options Plans, page 76

Ferrell Companies Incentive Compensation Plan, page 76

3. We note your response to comment 12. The use of the market data from Mercer as a point of reference to determine the total number of options to be granted constitutes benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. For guidance, please see Question 118.05 in our Compliance and Disclosure Interpretations (Regulation S-K). Accordingly, please disclose in greater detail how you utilized the Mercer market data as a point of reference and the names of the companies constituting the Mercer data.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director